EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and nine month periods ended September, 2005 and 2006 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine month periods ended September 30, 2005 and 2006:

	Three months		Nine months
	ended September 30,		ended September 30,
	2005	2006	2005	2006
Income (loss) from continuing operations available to common stockholders	$72	$(514)	$(1,147)	$2,531
Income (loss) from discontinued operations available to common stockholders	598	(51)	1,245	(4,128)
Change in accounting method	—	—	(22,756)	—
Effect of dilutive securities	—	—	—	—

Net income (loss) available to common stockholders	$670	$(565)	$(22,658)	$(1,597)

Weighted average number of common shares outstanding for basic EPS computation	18,426	18,563	18,294	18,531

Effect of dilutive securities:
Stock options	512	—	—	365

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,938	18,563	18,294	18,896

Basic earnings (loss) per common share:
Continuing operations	$—	$(0.03)	$(0.06)	$0.14
Discontinued operations	0.04	—	0.07	(0.22)
Cumulative effect of change in accounting method	—	—	(1.25)	—

Net income (loss)	$0.04	$(0.03)	$(1.24)	$(0.08)

Diluted earnings (loss) per common share:
Continuing operations	$—	$(0.03)	$(0.06)	$0.13
Discontinued operations	0.04	—	0.07	(0.22)
Cumulative effect of change in accounting method	—	—	(1.25)	—

Net income (loss)	$0.04	$(0.03)	$(1.24)	$(0.09)

     Options to purchase 0.1 million shares were not included in the computation of diluted earnings per share for the three months ended September 30, 2005, because the exercise prices were greater than the average market price of the common shares during that quarter.
     Options to purchase 1.4 million shares were not included in the computation of diluted earnings per share for the nine months ending September 30, 2005, 1.3 million shares because the effect would be antidilutive and 0.1 million shares because the exercise prices were greater than the average market price of the common shares.
     Options to purchase 0.9 million shares were not included in the computation of diluted earnings per share for the three months ended September 30, 2006, because the effect would be antidilutive and an additional 0.4 million share were also not included because the exercise prices were greater than the average market price of the common shares during the quarter.
     Options to purchase 0.4 million shares were not included in the computation of diluted earnings per share for the nine months period ending September 30, 2006, because the exercise prices were greater than the average market prices during the period.
     The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.